BRC Inc.

1144 S. 500 W
Salt Lake City, UT 84101
(801) 874-1189

March 28, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	BRC Inc. (the “Company”)

Registration Statement on Form S-3

File No. 333-270727

To whom it may concern:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, the Company hereby respectfully requests that the effective date of the Company’s Registration Statement on Form S-3 (File No. 333-270727) be accelerated by the Securities and Exchange Commission to 4:00 p.m. Washington D.C. time on March 30, 2023, or as soon as practicable thereafter.

Please do not hesitate to contact Alborz Tolou of Kirkland & Ellis LLP at (212) 909-3133 with any questions or comments with respect to this letter.

Very truly yours,

BRC Inc.

By:	/s/ Andrew McCormick
Name: Andrew McCormick
Title: General Counsel